Filed by Fifth Third Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: MB Financial, Inc. SEC File No.: 001-36599 Filer’s SEC File No.: 001-33653 Date: July 19, 2018    Fifth Third Bancorp 2Q18 Earnings Presentation July 19, 2018 Refer to earnings release dated July 19, 2018 for further information. 1 Ó Fifth Third Bancorp | All Rights Reserved

FORWARD-LOOKING STATEMENTS    This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.    In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.    Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. In this presentation, we may sometimes use non-GAAP financial information. Please note that although non-GAAP financial measures provide useful insight to analysts, investors and regulators, they should not be considered in isolation or relied upon as a substitute for analysis using GAAP measures. If applicable, we provide GAAP reconciliations for non-GAAP financial measures in a later slide in this presentation, which is also available in the investor relations section of our website, www.53.com. Management does not provide a reconciliation for forward-looking non-GAAP financial measures where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the occurrence and the financial impact of various items that have not yet occurred, are out of the Bancorp’s control or cannot be reasonably predicted. For the same reasons, the Bancorp’s management is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures. We provide a discussion of non-GAAP measures and reconciliations to the most directly comparable GAAP measures in later slides in this presentation, as well as on pages 31 and 32 of our earnings release. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT    In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.    A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.    Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.    Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.    2 Ó Fifth Third Bancorp | All Rights Reserved

2Q18 highlights    Announced acquisition of Chicago-based MB Financial Developed three year branch optimization plan to re- allocate 100-125 branches to higher growth markets Implemented workforce reduction plan with estimated annualized savings of approximately $80MM NIM1 up 20 bps YoY, and up 3 bps QoQ Net interest income1 up 8% YoY, and up 3% QoQ Adjusted ROA2 of 1.33% up 26 bps YoY; adjusted ROTCE2 of 14.6% up 370 bps YoY Significant improvement in key credit metrics Continued progress toward long-term financial goals    Reported    Adjusted2 EPS $0.80 $0.63 ROA 1.66% 1.33% ROTCE 18.4% 14.6% NIM 13.21% 3.21% Efficiency 58.7% 63.4% ratio 160.4% excluding LIH    NCO ratio: 0.41% NPA ratio: 0.52% Criticized asset ratio3: 3.87%    1 Fully taxable equivalent; 2 For adjusted EPS: see reconciliation on page 4 of this presentation, for other Non-GAAP measures: see reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release;3 Commercial criticized assets as a percentage of total commercial loans excluding HFS    3 Ó Fifth Third Bancorp | All Rights Reserved

2Q18 in review

	2Q18	Seq. Δ	YoY Δ
Average balances			
($ in millions)			
Total loans & leases (ex. HFS)	$92,557	-	1%
Core deposits	$101,592	1%	2%
Income statement data			
($ in millions)			
Net interest income (FTE)[1]	1,024	3%	8%
Provision for loan & lease losses	33	43%	(37%)
Noninterest income	743	(18%)	32%
Noninterest expense	1,037	(1%)	8%
Net income attributable to Bancorp	$586	(17%)	60%
Net income available to common shareholders	$563	(18%)	64%
Financial ratios			
Earnings per share, diluted	$0.80	(18%)	78%
Net interest margin (FTE)[1]	3.21%	3bps	20bps
Efficiency ratio (FTE)[1]	58.7%	390bps	(470bps)
Return on average assets	1.66%	(36bps)	61bps
Return on average common equity	15.3%	(330bps)	630bps
Return on average tangible common equity[1]	18.4%	(400bps)	770bps

Items included in 2Q18 results had a net positive $0.17 EPS impact:

- $205MM pre-tax (~$162MM after-tax[2]) gain related to the sale of Worldpay, Inc ("Worldpay") shares
- $30MM pre-tax (~$24MM after-tax[2]) charge related to branch optimization efforts
- $19MM pre-tax (~$15MM after-tax[2]) compensation expense primarily related to previously announced staffing review
- $11MM pre-tax (~$9MM after-tax[2]) gain related to our ownership stake in GreenSky
- $10MM pre-tax (~$8MM after-tax[2]) charge related to the valuation of the Visa total return swap
- $10MM pre-tax (~$8MM after-tax[2]) contribution to the Fifth Third Foundation

[1]Non-GAAP measure: see reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release;
[2]Assumes a 21% tax rate

4
© Fifth Third Bancorp | All Rights Reserved

Balance sheet

Loan & lease balances


$ billions
Avg 1% YoY
$92.0
$91.9
$92.3
$92.3
$92.6
2Q17
3Q17
4Q17
1Q18
2Q18
Average portfolio loan & lease balances

- Commercial up 1% vs. 1Q18; up 1% YoY
- Consumer down 1% vs. 1Q18; flat YoY (flat vs 1Q18; up 2% YOY when excluding auto)

Securities[1] and short-term investments


$ billions
Avg 4% YoY
$32.7
$32.8
$32.8
$33.7
$34.1
$31.3
$31.4
$31.3
$32.2
$32.6
2Q17
3Q17
4Q17
1Q18
2Q18
Average securities[1]
Short-term investments

- Average securities up 1% vs. 1Q18; up 4% YoY
- Opportunistically invested at attractive entry points given market dynamics

Core deposit balances


$ billions
Avg 2% YoY
$99.6
$98.6
$100.2
$100.9
$101.6
92%
93%
92%
92%
91%
$95.8
$94.9
$96.5
$97.0
$97.6
2Q17
3Q17
4Q17
1Q18
2Q18
Transaction
Other time
Loan-to-core deposit ratio

- Transaction deposits up 1% vs. 1Q18; up 2% YoY
  - Consumer up 2% sequentially; Commercial down 1%
- Average loan-to-core deposit ratio of 91%

Current Outlook

(end of period, incl. HFS)

- **Commercial loans & leases: 3Q18:** up ~3% vs. 2Q18 **FY 2018:** up ~4% vs. FY 2017
- **Consumer loans & leases: 3Q18:** flat vs. 2Q18 **FY 2018:** up ~1% vs. FY 2017 *(up ~2% excluding Auto)*

[1]Available-for-sale debt and other securities at amortized cost; previous disclosures included available-for-sale equity securities which are now disclosed separately in the financial results

See forward looking statements on page 2

5
© Fifth Third Bancorp | All Rights Reserved

Net interest income1 NII and NIM (FTE) $ millions $990 $1,024 $977 $999 $963 3.18% 3.21% $945 3.10% 3.07% 3.01% 3.18% 3.21% 3.07% 3.01% 3.02% 2Q17 3Q17 4Q17 1Q18 2Q18 NII Adjusted NII NIM Adjusted NIM    Current outlook • Q3 2018:     NII ~$1.040BN NIM flat vs. 2Q18 (including a 2 bps negative impact of day count) • FY 2018:     NII ~$4.12BN NIM of 3.20—3.22% with one more rate hike in September    2Q18 vs. 1Q18 NII up $25 million, or 3% NIM up 3 bps NII and NIM performance drivers: Market rates ($16MM, +5 bps) Growth in higher yielding commercial loans ($5MM, +1 bp) Day count ($7MM, -2 bps) Commercial deposit balance shift to interest bearing accounts ($4MM, -1 bp) 2Q18 vs. 2Q17 NII up $79 million, or 8% NIM up 20 bps NII and NIM performance drivers: Higher short-term market rates Increased mix of higher yielding commercial and consumer loans    1Net interest income (NII) and net interest margin (NIM) are on a fully-taxable equivalent basis; non-GAAP measure: see reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release    6 See forward-looking statements on page 2 Ó Fifth Third Bancorp | All Rights Reserved

Noninterest income Noninterest income $ millions $1,561 $909 $743 $564 $573 $571 $577 $587 $553 $567    2Q17 3Q17 4Q17 1Q18 2Q18 Noninterest income Adjusted noninterest income1    Current outlook Q3 2018: ~$600MM, despite continued weakness in mortgage FY 2018: ~$2.35BN adjusted noninterest income1 (which excludes Worldpay gains and other non-core items)    2Q18 vs. 1Q18 Adjusted noninterest income1 up $14 million, or 3% Performance drivers: Corporate banking revenue growth driven by strong, broad-based capital markets revenue growth Highest capital markets revenue in history of Bank Higher card and processing revenue 2Q18 vs. 2Q17 Adjusted noninterest income1 down $6 million, or 1% Performance drivers: Lower Worldpay equity method income Weakness in mortgage banking revenue Partially offset by record corporate banking revenue    1Non-GAAP measure: see reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release See forward-looking statements on page 2 7 Ó Fifth Third Bancorp | All Rights Reserved

Noninterest expense Noninterest expense $ millions $1,073 $1,038 $1,046 $1,037 $1,008 $957 $957 $975 $975 $975 2Q17 3Q17 4Q17 1Q18 2Q18 Noninterest expense Adjusted noninterest expense1 Current outlook    Q3 2018: Down ~1% from reported 2Q18 FY 2018: $4.0 - 4.1BN adjusted expense1 range    2Q18 vs. 1Q18 Adjusted noninterest expense1 down 3% Performance drivers: Seasonally lower compensation- related expenses Ongoing discipline in managing expenses throughout the company 2Q18 vs. 2Q17 Adjusted noninterest expense1 up 5% Performance drivers: Higher base compensation, including impact from recent acquisitions Increase in technology and communications expense    1Non-GAAP measure: see reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release 8 See forward-looking statements on page 2 Ó Fifth Third Bancorp | All Rights Reserved

Credit quality overview    Net charge-offs 0.60% 0.46% 0.51% 0.52% 0.43% 0.34% 0.22% 0.17% 0.21% 0.21% 2Q17 3Q17 4Q17 1Q18 2Q18 Consumer NCO ratio Commercial NCO ratio    Nonperforming assets1 Criticized assets2 $ millions $ millions $3,097    $3,111    $2,783    $2,747 $662 $555 $2,185 $489 $504 $480 5.50% 5.50% 4.94% 4.83% 0.72% 0.60% 0.53% 0.55% 0.52% 3.87% 2Q17 3Q17 4Q17 1Q18 2Q18 2Q17 3Q17 4Q17 1Q18 2Q18 Total NPAs Total NPA ratio Criticized Assets Criticized Asset Ratio    Net charge-offs of 0.41%, up 13 bps from 2Q17; up 5 bps from 1Q18 Commercial net charge-offs up 13 bps sequentially Consumer net charge-offs seasonally down 8 bps sequentially    NPA ratio of 0.52%, down 20 bps • Criticized asset ratio down 163 bps from 2Q17; down 3 bps from 1Q18 from 2Q17; down 96 bps from 1Q18 Nonperforming assets and • Criticized asset ratio at the lowest nonperforming loans at 11+ year level in ~20 years lows    Current Outlook Provision reflective of loan growth 2H18 net charge-offs expected to be below 1H18    1Excludes HFS loans; 2Commercial criticized assets as a percentage of total commercial loans excluding HFS 9 See forward-looking statements on page 2 Ó Fifth Third Bancorp | All Rights Reserved

Strong capital and liquidity position Common Equity Tier 1 ratio (Basel III)1    10.6% 10.6% 10.6% 10.8% 10.9% 2Q17 3Q17 4Q17 1Q18 2Q18 Modified LCR 129% 124% 115% 113% 116%    2Q17 3Q17 4Q17 1Q18 2Q18 CET1 ratio of 10.9%, up 9 bps sequentially and up 28 bps YoY; Worldpay sale increased CET1 by 16 bps Continue to expect migration towards 9.5% CET1 ratio Initiated share repurchase of $235MM or 6.4MM shares; settled forward contract to repurchase additional 1.2MM shares Raised common dividend to $0.18 CCAR 2018 non-objection for 33% increase to quarterly common dividend and 42% increase in share repurchases compared to last years capital plan Ability to repurchase shares using proceeds from recently-executed Worldpay gain ($162MM after-tax)    1Current period regulatory capital ratio is estimated 10    Ó Fifth Third Bancorp | All Rights Reserved

Thoughtful reduction in Worldpay stake Recognized nearly $6BN in gains since the joint venture and distributed a significant amount of capital to shareholders Generated $205MM pre-tax gain from partial share of Worldpay ownership Currently own ~3.3% of global company TRA revenue generated from sale expected to partially offset noninterest income reduction from sale in 2019 and beyond Current market value of ownership stake of ~$840MM Continue to account for ownership under the equity method of accounting    Vantiv/Worldpay ownership and monetized gains ~$6BN 49%    3.3% 2010 2011 2012 2013 2014 2015 2016 2017 Current Fifth Third ownership Cumulative gains Worldpay TRA revenue forecast1 ($ MM pre-tax expected to be recognized in the fourth Total gross TRA over quarter of each year shown below; the realized cash—and next 15+ years therefore potential share repurchase capacity – would not occur until the following quarter) 868 260    2018 2019 2020 2021 2 Future Potential TRA payment Existing TRA payment    14    14    7    33 608 29 31 20    1Assumes Worldpay has sufficient U.S. taxable income to utilized the TRA-related deductions, and assumes a 21% federal tax rate 2Assumes remaining units are exchanged at $82.06 per unit on 7/2/18. 11 Ó Fifth Third Bancorp | All Rights Reserved

Current outlook

Loans & leases *(end of period, incl. HFS)*	• **FY 2018:** Commercial up ~4%; Consumer up ~1% (~2% ex. Auto)
NII (FTE)[1]	• **Q3 2018:** ~$1.040BN • **FY 2018:** ~$4.12BN with September 2018 rate hike
NIM (FTE)[1]	• **Q3 2018:** flat vs. 2Q18 • **FY 2018:** 3.20 - 3.22% with September 2018 rate hike
Noninterest income	• **Q3 2018:** ~$600MM • **FY 2018:** ~$2.35BN adjusted noninterest income[1]
Noninterest expense	• **Q3 2018:** down ~1% vs. reported 2Q18 • **FY 2018:** $4.0 - 4.1BN adjusted expense[1] range
Effective tax rate	• **FY 2018:** 16.0 - 16.5%, including the impact from the Worldpay step-up and sale gains • **Run-rate beyond 2018:** 15.5 - 16.0%
Credit items	• Provision reflective of loan growth • 2H18 net charge-offs expected to be below 1H18

Outlook as of July 19, 2018;
please see cautionary statement on page 2 regarding forward-looking statements

[1]Non-GAAP measure: see forward-looking statements on page 2 of this presentation regarding forward-looking non-GAAP measures and use of non-GAAP measures on pages 31 and 32 of the earnings release.

Note: Previous and current outlook excludes potential, but currently unforecasted, items, such as any potential Worldpay gains or losses, future capital actions, or changes in regulatory accounting guidance

12
© Fifth Third Bancorp | All Rights Reserved

NorthStar work to be substantially complete by 4Q18

Focus	Already completed or launched…	…expected by 4Q18
Personal Lending	• GreenSky • Consumer credit optimization • Digital personal lending enhancements	• **n/a - complete**
Household Growth	• Enhanced marketing analytics • Virtual advisor	• **n/a - complete**
Mortgage	• LOS upgrade • MSR acquisitions	• **n/a - complete**
Middle Market, Specialty Lending / Industry Verticals	• Process redesign (CCEI) • Market expansion • FIG vertical rollout, Solar center of excellence	• Environmental services center of excellence • Full roll-out of analytical enhancements
Capital Markets	• Financial risk management platform upgrade (Vision 2020) • Advisory business expansion (incl. Coker Capital)	• Credit optimization program • Iris relationship manager portal
Insurance	• Epic Insurance/Integrity • R.G. McGraw	• **n/a - complete**
Wholesale Payments	• Managed payables platform • Fintech partnerships	• Real-time payments
Consumer Payments	• Advanced analytical capabilities • Refreshed and more competitive card products	• Secured card graduation program • Online secured card application
Wealth & Asset Management	• OptiFi robo-advisor platform • Retirement Corporation of America	• **n/a - complete**
Balance Sheet Optimization	• $5BN in commercial exits that did not fit risk/return profile • Reduced auto originations	• **n/a - complete**

FY 2020 targets:

(including MB Financial)

ROTCE: 18%+ **ROA: 1.55 – 1.65%** **Efficiency: low 50s** *(excluding LIH expense)*

13

See forward-looking statements on page 2

© Fifth Third Bancorp | All Rights Reserved

Additional initiatives to further improve profitability and achieve long term financial success    Branch network optimization Expense management Leveraged geospatial information sciences to evaluate our branch network Planning closures in slower-growth areas and openings in higher-growth markets ~100-125 openings and ~100-125 closings over next 36 months No meaningful expense savings expected from closures; benefits expected to be realized through significant household, deposit, and revenue growth over time Eliminated non-revenue producing roles during the quarter Expect ~$80MM in annualized pre-tax savings to be fully implemented beginning 1Q19 Identified ~$20MM in annualized pre-tax savings as part of ongoing review of vendor spend Continuous improvement program focused on maintaining expense discipline Positioning the company for long-term success well beyond NorthStar horizon 14 Ó Fifth Third Bancorp | All Rights Reserved

MB acquisition financial update Consideration & pricing1 1.450 FITB shares and $5.54 of cash per MBFI share $49.39 of total consideration per MB Financial share (~90% stock / ~10% cash) – Total consideration of ~$4.2BN 8.8x P / 2019E EPS with fully phased-in cost savings, 15.0x P / 2019E EPS excluding cost savings 2.51x P / TBV Substantial cost synergies Continue to expect fully phased-in expense synergies of ~$255MM pre-tax Represents ~30% of 2019 Fifth Third Chicago and MB expenses 50% in year 1; 100% in year 2 No changes to restructuring costs, credit mark, or CDI assumptions Identified revenue synergies $60 - 75MM revenue synergies identified (pre-tax, net of expenses) that were not included in deal model Expect benefits to ramp up over 3 year period Business Banking ABL/Specialty/Equipment Finance Middle Market Wealth Management Consumer household growth Compelling strategic & financial opportunity Excluding revenue synergies, transaction expected to improve: ROA by ~12 bps ROTCE by ~200 bps Efficiency by ~400 bps TBVPS dilution of $1.43 or 7.7%    No Revenue With Revenue Synergies Synergies    Crossover    6.8 years 5.9 years Earnback     • IRR improves 150 – 200 bps with revenue synergies 1Market data based on closing price as of July 18, 2018 and fully diluted shares. Note: Financial impacts and earnings estimates are for illustrative purposes only and are based on IBES consensus estimates. 15 Ó Fifth Third Bancorp | All Rights Reserved

Merger integration update Approach to integration Board committee tasked with integration oversight and extensive senior management involved to ensure seamless integration Dedicated functional integration teams Best-of-blend approach with a “better together” mindset Inclusive communication between companies Focused on creating and sustaining long- term client and shareholder value Targeting 1Q19 closing and simultaneous conversion of almost all systems Expectation that core systems will migrate primarily to Fifth Third technology, which reduces complexity of the systems conversion Major accomplishments Town hall meetings with Fifth Third and MB employees on the day of announcement Ongoing customer listening sessions Re-confirmed expense synergies and identified significant revenue synergies Finalized anticipated critical business model and leadership teams Developed integrated plan to enable a 1Q19 closing and seamless conversion Holding Company and bank merger applications submitted to FRB and ODFI (state regulator) Initial S4 filed 16 Ó Fifth Third Bancorp | All Rights Reserved

Appendix 17 Ó Fifth Third Bancorp | All Rights Reserved

PPNR and efficiency ratio trends[1]

PPNR trend


$ millions
$1,563
$862
$730
$561
$573
$602
$514
$583
$552
$467
2Q17
3Q17
4Q17
1Q18
2Q18
Adjusted PPNR
PPNR

- Adjusted PPNR up 4% YoY driven by:
  - NII growth primarily from higher short term rates
  - Noninterest income growth driven by record corporate banking revenue
  - Partially offset by increased compensation expense
- Adjusted PPNR up 13% vs. 1Q18 driven by:
  - Higher NII primarily driven by market rates
  - Corporate banking revenue growth
  - Seasonally lower compensation related expense

PPNR reconciliation

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
Net interest income (FTE)	$945	$977	$963	$999	$1,024
Add: Noninterest income	564	1,561	577	909	743
Less: Noninterest expense	957	975	1,073	1,046	1,037
Pre-provision net revenue	$552	$1,563	$467	$862	$730
Adjustments to remove (benefit) / detriment[2]:					
In net interest income:					
Leveraged lease remeasurement	-	-	27	-	-
In noninterest income:					
Gain on sale of Vantiv/Worldpay shares	-	(1,037)	-	-	(205)
Vantiv/ Worldpay step-up gain	-	-	-	(414)	-
Branch network assessment charge	-	-	-	8	30
Valuation of Visa total return swap	9	47	11	39	10
GreenSky IPO gain	-	-	-	-	(16)
Securities (gains) / losses	-	-	(1)	11	5
In noninterest expense:					
Contribution to Fifth Third Foundation	-	-	15	-	10
One-time employee bonus	-	-	15	-	-
Impairment related to affordable housing investments	-	-	68	-	-
Comp expense primarily related to staffing review	-	-	-	-	19
Litigation reserve adjustment	-	-	-	8	-
Adjusted PPNR	$561	$573	$602	$514	$583

Efficiency ratio


63.0%
60.5%
63.0%
60.3%
61.8%
59.6%
66.9%
63.8%
63.4%
60.4%
2Q17
3Q17
4Q17
1Q18
2Q18
Adjusted efficiency ratio
Adjusted efficiency ratio ex LIH expense

[1]NII and Efficiency ratio are on a fully-taxable equivalent basis; non-GAAP measures: See reconciliation on pages 25 and 26 of this presentation and use of non-GAAP measures on pages 31 and 32 of the earnings release; [2]Prior quarters include similar adjustments

© Fifth Third Bancorp | All Rights Reserved

18

Strong liquidity profile

Unsecured debt maturities

$ millions – excl. Retail Brokered & Institutional CDs



$2,350[1]
$3,100
$2,150
$2,350
$1,200
$3,212
2018
2019
2020
2021
2022
2023 on
Fifth Third Bancorp
Fifth Third Bank
First Charter Capital Trust

[1]$600MM of senior bank notes matured in 1Q18; $500MM of Holding Company debt matured in 2Q18

Heavily core funded

As of 06/30/2018



Long-term debt 10%
Demand 23%
Equity 12%
Other liabilities 2%
Short term borrowings 2%
Interest checking 21%
Non-core deposits 2%
Savings/ MMDA 25%
Foreign Office 0%
Consumer time 3%

Holding company:

- Modified LCR of 116%
- Holding Company cash as of June 30, 2018: $3.2B
- Cash currently sufficient to satisfy all fixed obligations in a stressed environment for ~24 months (debt maturities, common and preferred dividends, interest, and other expenses) without accessing capital markets, relying on dividends from subsidiaries or any other actions
- The Holding Company issued $250MM of three-year senior notes in 2Q18
- $500MM of Holding Company long-term debt matured in 2Q18

Bank entity:

- The Bank did not issue any long-term debt in 2Q18
- Submitted notice in 2Q18 that $1.25B of senior bank notes will be redeemed in 3Q18
- Available and contingent borrowing capacity (2Q18):
  - FHLB ~$9.8B available, ~11.1B total
  - Federal Reserve ~$32.6B

2018 funding plans

- In 2018, Fifth Third expects to issue sufficient long-term debt to maintain its current ratings under the Moody's LGF methodology

19

© Fifth Third Bancorp | All Rights Reserved

Balance sheet positioning Investment portfolio 57% allocation to bullet/ locked-out cash flow securities Yield: 3.20% Effective duration of 5.25 Net unrealized pre-tax loss: $628MM 99% AFS 18% 36% 46% Level 1 100% Fix 0% Float Level 2A 100% Fix 0% Float Non-HQLA/ Other 77% Fix 23% Float Commercial loans 1,2,3 $13.1B fix | $42.8B float 1,2,3 1ML based: 64%6 3ML based: 7%6 Prime based: 4% 6 Weighted avg. life: 1.69 years 6% 8% 12% 74% C&I 20% Fix 80% Float Com l.23% Fix 77% Float mortgage Com l.1% Fix 99% Float construction Coml. lease 100% Fix 0% Float Consumer loans1 $25.9B fix | $10.2B float 1 1ML based: 2%7 12ML based: 2%7 Prime based: 22%7 Weighted avg. life: 3.41 years Auto: 1.46 years 6% 6% 18% 45% 25% Resi mtg.& 91% Fix 9% Float construction Auto 99% Fix 1% Float Home equity 8% Fix 92% Float Credit card 28% Fix 72% Float Other 56% Fix 44% Float [Graphic Appears Here] Long-term debt4 $9.4B fix | $4.9B float 4 1ML based: 0%8 3ML based: 30%8 Weighted avg. life: 4.02 years 1% 6% 19% 74% Senior debt 67% Fix 33% Float Sub debt 74% Fix 26% Float Auto securiz. proceeds 94% Fix 6% Float Other 66% Fix 34% Float [Graphic Appears Here] Total interest earning assets ~$128B; $70 fix | $58 float Data as of 6/30/18; 1Includes HFS Loans & Leases; 2Fifth Third had $4.15B 1ML receive-fix swaps outstanding against C&I loans, which are being included in fixed; 3Fifth Third has $2B 1ML forward starting received-fix swaps outstanding against C&I loans effective after 6/1/2019, which are excluded from this analysis; 4Fifth Third had $3.21B 3ML receive-fix swaps outstanding against long-term debt, which are being included in floating, long-term debt with swaps outstanding reflected at fair value; 5Effective duration of the taxable available for sale portfolio; 6As a percent of total commercial; 7As a percent of total consumer; 8As a percent of total long-term debt 20 Ó Fifth Third Bancorp | All Rights Reserved

Interest rate risk management

Estimated NII sensitivity profile and ALCO policy limits

Change in interest rates (bps)	% Change in NII (FTE) 12 months	% Change in NII (FTE) 13 to 24 months	ALCO policy limit 12 months	ALCO policy limit 13 to 24 months
+200 Ramp over 12 months	1.24%	5.19%	0.00%	(4.00%)
+100 Ramp over 12 months	0.74%	2.92%	NA	NA
-100 Ramp over 12 Months	(3.75%)	(9.11%)	0.00%	(8.00%)

Estimated NII sensitivity with deposit beta changes

Change in interest rates (bps)	Betas 25% higher 12 months	Betas 25% higher 13 to 24 months	Betas 25% lower 12 months	Betas 25% lower 13 to 24 months
+200 Ramp over 12 months	(1.66%)	(0.25%)	4.14%	10.63%
+100 Ramp over 12 months	(0.71%)	0.22%	2.18%	5.61%

Estimated NII sensitivity with demand deposit balance changes

	% Change in NII (FTE)			
Change in Interest Rates (bps)	$1BN balance decline 12 months	$1BN balance decline 13 to 24 months	$1BN balance increase 12 months	$1BN balance increase 13 to 24 months
+200 Ramp over 12 Months	1.00%	4.73%	1.48%	5.65%
+100 Ramp over 12 Months	0.62%	2.69%	0.86%	3.15%
-100 Ramp over 12 Months	(3.87%)	(9.34%)	(3.64%)	(8.88%)

NII benefits from asset rate reset in rising rate environment:

- 58% of total loans are floating rate considering impacts of interest rate swaps (77% of total commercial and 28% of total consumer)
- Investment portfolio effective duration of 5.2[1]
- Short-term borrowings represent approximately 12% of total wholesale funding, or 2% of total funding
- Approximately $10 billion in non-core funding matures beyond one year

Interest rate sensitivity tables are based on conservative deposit assumptions:

- 70% beta on all interest-bearing deposit and sweep balances (~50% betas experience in 2004 – 2006 Fed tightening cycle)[2]
- No modeled re-pricing lag on deposits
- Modeled non-interest bearing commercial DDA runoff of approximately $1.0 billion (about 4%) for each 100 bps increase in rates over 2 years
- DDA runoff rolls into an interest-bearing product with a 100% beta

[1] Effective duration of the taxable available for sale portfolio; [2] Re-pricing percentage or "beta" is the estimated change in yield over 12 months as a result of a shock or ramp 100 bps parallel shift in the yield curve

Note: data as of 6/30/18; actual results may vary from these simulated results due to differences between forecasted and actual balance sheet composition, timing, magnitude, and frequency of interest rate changes, as well as other changes in market conditions and management strategies.

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Mortgage banking results Mortgage banking net revenue    $ billions $55 $63 $54 $56 $52 $56 $49 $54 $53 $53 $37 $40 $32 $24 $28 ($21) ($29) ($31) ($33) ($32) 2Q17 3Q17 4Q17 1Q18 2Q18 Net MSR valuation adjustments Gross servicing fees Orig fees and gains on loan sales    Mortgage originations and gain-on-sale margin1 $ billions $2.26 $2.11 $2.11 $1.90 $0.77 $0.65 $1.56 $0.64 $0.52 $0.36 2.09% 2.28% 2.06% 1.89% 1.66% $1.49 $1.46 $1.38 $1.20 $1.47 2Q17 3Q17 4Q17 1Q18 2Q18 Originations for sale Originations HFI Margin • $2.1B in originations, up 35% sequentially and down 7% YoY; 73% purchase volume • 2Q18 mortgage banking drivers: Origination fees and gain on sale revenue up $4MM sequentially Gain on sale margin down 23 bps sequentially Additional $4MM securities losses (not included in mortgage banking) • Acquired $2BN servicing portfolio ($14BN since 2Q17)    1Gain-on-sale margin represents gains on all loans originated for sale 22 Ó Fifth Third Bancorp | All Rights Reserved

NPL rollforward1    Commercial     $ millions 2Q17 3Q17 4Q17 1Q18 2Q18 Beginning NPL amount $ 523 $ 485 $ 373 $ 306 $ 322 Transfers to nonaccrual status 84 37 53 100 73 Transfers to accrual status ($13) (46) (27)-- Transfers to held for sale (1) (1) - ($24) (1) Transfers to held for sale and sold ($9) (6) (1) - - Loan paydowns/payoffs (69) (74) (59) (45) (43) Transfers to OREO - - - ($2) - Charge-offs (41) (33) (36) (35) (54) Draws/other extensions of credit11 11 3 22 9 Ending Commercial NPL $ 485 $ 373 $ 306 $ 322 $ 306 Consumer $ millions 2Q17 3Q17 4Q17 1Q18 2Q18 Beginning NPL amount $ 134 $ 129 $ 133 $ 131 $ 130 Transfers to nonaccrual status 43 46 45 43 45 Transfers to accrual status (19) (21) (22) (21) (21) Transfers to held for sale - - - - - Transfers to held for sale and sold - - - - - Loan paydowns/payoffs (13) (7) (9) (9) (10) Transfers to OREO (4) (6) (3) (5) (4) Charge-offs (12) (8) (13) (9) (9) Draws/other extensions of credit - - - - - Ending Consumer NPL $ 129 $ 133 $ 131 $ 130 $ 131 Total NPL $ millions Total NPL $ 614 $ 506 $ 437 $ 452 $ 437 Total new nonaccrual loans - HFI $ 127 $ 83 $ 98 $ 143 $ 118    1Loan balances exclude nonaccrual loans HFS 23 Ó Fifth Third Bancorp | All Rights Reserved

Credit trends

Commercial & industrial

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$40,914	$41,011	$41,170	$41,635	$41,403
Avg Balance*	$41,601	$41,302	$41,438	$41,782	$42,292
90+ days delinquent	$3	$3	$3	$7	$4
as % of loans	0.01%	0.01%	0.01%	0.02%	0.01%
NPAs*	$452	$347	$280	$304	$268
as % of loans	1.10%	0.85%	0.68%	0.73%	0.65%
Net charge-offs	$18	$27	$32	$28	$47
as % of loans	0.17%	0.26%	0.31%	0.27%	0.44%

Residential mortgage

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$15,460	$15,588	$15,591	$15,563	$15,640
Avg Balance*	$15,417	$15,523	$15,590	$15,575	$15,581
90+ days delinquent	$45	$43	$57	$62	$44
as % of loans	0.29%	0.28%	0.37%	0.40%	0.28%
NPAs*	$42	$45	$48	$48	$43
as % of loans	0.27%	0.29%	0.31%	0.31%	0.27%
Net charge-offs	$2	($(1)	$1	$3	$2
as % of loans	0.04%	(0.02%)	0.03%	0.06%	0.05%

Commercial mortgage

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$6,868	$6,863	$6,604	$6,509	$6,625
Avg Balance*	$6,845	$6,807	$6,751	$6,582	$6,514
NPAs*	$56	$48	$43	$30	$25
as % of loans	0.82%	0.70%	0.65%	0.46%	0.38%
Net charge-offs	$5	$3	($(1)	$1	$2
as % of loans	0.33%	0.16%	(0.09%)	0.06%	0.11%

Home equity

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$7,301	$7,143	$7,014	$6,757	$6,599
Avg Balance*	$7,385	$7,207	$7,066	$6,889	$6,672
90+ days delinquent	-	-	-	-	-
as % of loans	NM	NM	NM	NM	NM
Net charge-offs	$5	$3	$4	$5	$2
as % of loans	0.27%	0.18%	0.25%	0.26%	0.12%

Commercial construction

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$4,366	$4,652	$4,553	$4,766	$4,687
Avg Balance*	$4,306	$4,533	$4,660	$4,671	$4,743
NPAs*	$0	$0	-	-	-
as % of loans	NM	NM	NM	NM	NM
Net charge-offs	-	-	-	-	-
as % of loans	0.00%	0.00%	0.00%	0.00%	0.01%

Automobile

$ millions

	2Q17	3Q17	4Q17	1Q18	2Q18
EOP Balance*	$9,318	$9,236	$9,112	$9,018	$8,938
Avg Balance*	$9,410	$9,267	$9,175	$9,064	$8,968
90+ days delinquent	$7	$10	$10	$9	$10
as % of loans	0.08%	0.11%	0.11%	0.10%	0.11%
Net charge-offs	$6	$8	$10	$11	$8
as % of loans	0.27%	0.35%	0.45%	0.50%	0.33%

* Excludes loans HFS

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Regulation G non-GAAP reconciliation

Fifth Third Bancorp and Subsidiaries Regulation G Non-GAAP Reconciliation $ and shares in millions (unaudited)	For the Three Months Ended June 2018	 March 2018	 December 2017	 September 2017	 June 2017
Net income attributable to Bancorp (U.S. GAAP) (a)	$586	$704	$509	$1,014	$367
Net income available to common shareholders (U.S. GAAP) (b)	$563	$689	$486	$999	$344
Add: Intangible amortization, net of tax	1	1	-	-	-
Tangible net income available to common shareholders	$564	$690	$486	$999	$344
Tangible net income available to common shareholders (annualized) (c)	**$2,262**	**$2,798**	**$1,928**	**$3,963**	**$1,380**
Average Bancorp shareholders' equity (U.S. GAAP)	$16,108	$16,313	$16,493	$16,820	$16,615
Less: Average preferred stock	(1,331)	(1,331)	(1,331)	(1,331)	(1,331)
Average goodwill	(2,462)	(2,455)	(2,437)	(2,423)	(2,424)
Average intangible assets and other servicing rights	(30)	(27)	(25)	(18)	(18)
Average tangible common equity (d)	**$12,285**	**$12,500**	**$12,700**	**$13,048**	**$12,842**
Non core adjustments (pre-tax items)					
Vantiv/ Worldpay step-up gain	-	(414)	-	-	-
Litigation reserve charges	-	8	-	-	-
Branch network assessment charge	30	8	-	-	-
Valuation of Visa total return swap	10	39	11	47	9
Gain from GreenSky IPO	(16)	-	-	-	-
Securities (gains) losses, net	5	11	(1)	-	-
Contribution for Fifth Third Foundation	10	-	15	-	-
Impairment related to affordable housing investments from TCJA	-	-	68	-	-
One-time employee bonus	-	-	15	-	-
Leveraged lease remeasurement	-	-	27	-	-
Gain on sale of Vantiv/Worldpay shares	(205)	-	-	(1,037)	-
Compensation expense primarily related to staffing review	19	-	-	-	-
Non core adjustments - after-tax[1] (e)	**(116)**	**(275)**	**88**	**(644)**	**6**
Non core adjustments - tax-related					
Income tax reduction from a remeasurement of the deferred tax liability	-	-	(220)	-	-
Tax expense related to gain on sale of Vantiv shares	-	-	20	-	-
Non core adjustments - tax-related (f)	**-**	**-**	**(200)**	**-**	**-**
Adjusted net income attributable to Bancorp (a + e + f)	**470**	**429**	**397**	**371**	**373**
Adjusted net income attributable to Bancorp (annualized) (g)	**1,885**	**1,740**	**1,574**	**1,470**	**1,495**
Adjusted net income available to common shareholders (b + e + f)	**447**	**414**	**374**	**356**	**350**
Adjusted net income available to common shareholders (annualized) (h)	**1,792**	**1,679**	**1,483**	**1,410**	**1,403**
Average assets (i)	$141,529	$141,565	$141,055	$140,992	$140,344
Metrics:					
Return on average tangible common equity (c) / (d)	**18.4%**	**22.4%**	**15.2%**	**30.4%**	**10.7%**
Adjusted return on average tangible common equity (h) / (d)	**14.6%**	**13.4%**	**11.7%**	**10.8%**	**10.9%**
Return on assets (a) / (i)	**1.66%**	**2.02%**	**1.43%**	**2.85%**	**1.05%**
Adjusted return on assets (g) / (i)	**1.33%**	**1.23%**	**1.12%**	**1.04%**	**1.07%**

See pages 31 and 32 of the earnings release for a discussion on the use of non-GAAP financial measures

[1]Pre-tax items: for 2Q18 and 1Q18 assumes a 21% tax rate, for 4Q17 and prior periods assumes at 35% tax rate

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Regulation G non-GAAP reconciliation

Fifth Third Bancorp and Subsidiaries					
Regulation G Non-GAAP Reconciliation	For the Three Months Ended				
$ and shares in millions	June	March	December	September	June
(unaudited)	2018	2018	2017	2017	2017
Average interest-earning assets (j)	128,167	127,546	126,621	126,443	126,134
Net interest income (U.S. GAAP)	$1,020	$996	$956	$970	$939
Add: FTE Adjustment	4	3	7	7	6
Taxable equivalent net interest income (k)	**$1,024**	**$999**	**$963**	**$977**	**$945**
Taxable equivalent net interest income (annualized) (l)	**$4,107**	**$4,052**	**$3,821**	**$3,876**	**$3,790**
Taxable equivalent net interest income	$1,024	$999	$963	$977	$945
Leveraged lease remeasurement	-	-	27	-	-
Adjusted taxable equivalent net interest income (m)	**$1,024**	**$999**	**$990**	**$977**	**$945**
Adjusted taxable equivalent net interest income (annualized) (n)	**$4,107**	**$4,052**	**$3,928**	**$3,876**	**$3,790**
Noninterest income (U.S. GAAP) (o)	**$743**	**$909**	**$577**	**$1,561**	**$564**
Valuation of Visa total return swap	10	39	11	47	9
GreenSky IPO gain	(16)	-	-	-	-
Securities (gains) losses, net	5	11	(1)	-	-
Branch network impairment charge	30	8	-	-	-
Vantiv/ Worldpay step-up gain	-	(414)	-	-	-
Gain on sale of Vantiv/Worldpay shares	(205)	-	-	(1,037)	-
Adjusted noninterest income (p)	**$567**	**$553**	**$587**	**$571**	**$573**
Noninterest expense (U.S. GAAP) (q)	**$1,037**	**$1,046**	**$1,073**	**$975**	**$957**
Contribution for Fifth Third Foundation	(10)	-	(15)	-	-
One-time employee bonus	-	-	(15)	-	-
Impairment related to affordable housing investments from TCJA	-	-	(68)	-	-
Compensation expense primarily related to staffing review	(19)	-	-	-	-
Litigation reserve increase	-	(8)	-	-	-
Adjusted noninterest expense (r)	**$1,008**	**$1,038**	**$975**	**$975**	**$957**
Impairment on affordable housing investments, as reported	(47)	(48)	(103)	(41)	(38)
Impairment related to affordable housing investments from TCJA			68		
Adjusted noninterest expense ex LIH expense (s)	**$961**	**$990**	**$940**	**$934**	**$919**
Metrics:					
Pre-provision net revenue (k + o - q)	**730**	**862**	**467**	**1,563**	**552**
Adjusted pre-provision net revenue (m + p - r)	**583**	**514**	**602**	**573**	**561**
Taxable equivalent net interest margin (l) / (j)	**3.21%**	**3.18%**	**3.02%**	**3.07%**	**3.01%**
Adjusted taxable equivalent net interest margin (n) / (j)	**3.21%**	**3.18%**	**3.10%**	**3.07%**	**3.01%**
Taxable equivalent efficiency ratio (q) / [(k) + (o)]	**58.7%**	**54.8%**	**69.7%**	**38.4%**	**63.4%**
Adjusted efficiency ratio (r) / [(m) + (p)]	**63.4%**	**66.9%**	**61.8%**	**63.0%**	**63.0%**
Adjusted efficiency ratio ex LIH expense (s) / [(m) + (p)]	**60.4%**	**63.8%**	**59.6%**	**60.3%**	**60.5%**

See pages 31 and 32 of the earnings release for a discussion on the use of non-GAAP financial measures

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